[Letterhead of]

ASBURY AUTOMOTIVE GROUP, INC.

September 5, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: H. Christopher Owings

Assistant Director

Re:	Asbury Automotive Group, Inc.

Registration Statement on Form S-3

File No. 333-144342

Registration Statement on Form S-4

File No. 333-144346

Dear Mr. Owings:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Asbury Automotive Group, Inc. (the “Company”) hereby respectfully requests that each of the above-referenced Registration Statements (the “Registration Statements”) be declared effective at 3:00 p.m., Eastern Time, on September 6, 2007, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As soon as the Securities and Exchange Commission has declared such Registration Statement effective, please call Marvin B. Tagaban at Cravath, Swaine & Moore LLP at (212) 474-1892, and then send written confirmation to the addresses listed on the covers of the respective Registration Statements.

Sincerely,

Lynne A. Burgess Vice President, General Counsel & Secretary

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